SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO


            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                    ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.
                                (Name of Issuer)

                    ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)
                                 Bryan McKigney
                    Advantage Advisers Whistler Fund, L.L.C.
                                 200 Park Avenue
                                   24th Floor
                            New York, New York 10166
                                 (212) 667-4225

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000

                                  April 1, 2005
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:     $20,000,000 (a)     Amount of Filing Fee: $2,354 (b)
--------------------------------------------------------------------------------

(a)  Calculated as the aggregate maximum purchase price for Interests.

(b)  Calculated at $117.70 per million of Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

[ ]  Amount Previously Paid:___________________________________________________
     Form or Registration No.:_________________________________________________
     Filing Party:_____________________________________________________________
     Date Filed:_______________________________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [ ]

ITEM 1.  SUMMARY TERM SHEET.

         As stated in the offering documents of Advantage Advisers Whistler Fund, L.L.C. (the "Fund"), the Fund is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from members of the Fund (each, a "Member" and collectively, the "Members") at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund a Member desires to tender). The offer to purchase Interests (the "Offer") will end at 12:00 midnight, Eastern Time, on Friday, April 29, 2005, unless the Offer is extended. The net asset value of the Interests will be calculated for this purpose on June 30, 2005 or, if the Offer is extended, on the last business day of the month following the month in which the Offer expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending March 31, 2006, which the Fund expects will be completed by the


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end of May 2006 and the audited net asset  value will be used to  determine  the final amount paid for tendered Interests.

         Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest (or a portion of its Interest) and the Fund purchases that Interest, the Fund will give the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's First Amended and Restated Limited Liability Company Agreement dated June 5, 2003 (the "LLC Agreement")) determined as of June 30, 2005 (or if the Offer is extended, the net asset value determined on the Valuation Date), less any incentive allocation to the investment adviser.

         If a Member tenders its entire Interest, the Note will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to at least 95% of the unaudited net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund (the "Initial Payment") and will be paid to the Member's brokerage account within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing brokerage account and will pay any interest actually earned thereon PRO RATA to the Members whose Interests have been repurchased. The Contingent Payment (plus any interest earned) will be paid within ten calendar days after the completion of the Fund's annual audit. The Note will be held in the Member's brokerage account through which the Member invested in the Fund.

         A Member that tenders for purchase only a portion of such Member's Interest will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund. Payment pursuant to the Note will be made to the Member's brokerage account within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Member will be required to maintain a capital account balance equal to the greater of: (1) the current minimum initial investment requirement imposed by the Fund, net of any incentive allocation payable to the investment adviser that would be deducted from the Member's capital account if the Valuation Date of the Interest were a date on which an incentive allocation would otherwise be made (the "Tentative Incentive Allocation"); or (2) the amount of the Tentative Incentive Allocation.

         The Fund reserves the right to purchase less than the amount tendered by a Member if the purchase would cause the Member's capital account in the Fund to have a value


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


less than the required minimum balance. If the Fund accepts the tender of the Member's entire Interest or a portion of such Member's Interest, the Fund will make payment for the Interests it purchases from one or more of the following sources: cash on hand, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund, the withdrawals of its capital from investment funds in which it has invested, or by borrowings (which the Fund does not intend to do).

         Following this summary is a formal notice of the Offer. The Offer remains open to Members until 12:00 midnight, Eastern Time, on Friday, April 29, 2005, the expected expiration date of the Offer. Until this time, Members have the right to withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after Friday, May 27, 2005, 40 business days from the commencement of the Offer, assuming their Interests have not yet been accepted for purchase by the Fund. If a Member would like the Fund to purchase its Interest or a portion of its Interest, it should complete, sign and either: (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to PFPC Inc. at P.O. Box 219, Claymont, Delaware 19703, attention Robert Diaczuk; overnight delivery to:103 Bellevue Parkway, Mailstop W3-F103-01-H, Wilmington, Delaware 19809 or (ii) fax it to PFPC Inc. at (302) 791-3105 or (302) 793-8132, so that it is received before 12:00 midnight, Eastern Time, on Friday, April 29, 2005. Of course, the value of the Interests will change between February 28, 2005 (the last time prior to the date of this filing as of which net asset value has been calculated), and June 30, 2005, the date as of which the value of the Interests will be determined for purposes of calculating the purchase price for the Interests. Members may obtain the estimated net asset value of their Interests, which the Fund calculates monthly, based upon the information the Fund receives from the managers of the investment funds in which it invests, by contacting PFPC Inc. at (888) 697-9661 or (866) 306-0232 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         Please note that just as each Member has the right to withdraw the tender of an Interest, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on Friday, April 29, 2005. Also realize that although the Offer expires at 12:00 midnight, Eastern Time, on Friday, April 29, 2005, a Member that tenders its Interest will remain a Member with respect to the Interest tendered and accepted for purchase by the Fund through June 30, 2005, when the net asset value of the Member's Interest is calculated.

ITEM 2.  ISSUER INFORMATION.

         (a) The name of the issuer is Advantage Advisers Whistler Fund, L.L.C. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225.

         (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund. (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer and the limited liability company interests in the Fund or portions thereof that are tendered by the

Members pursuant to the Offer.) As of the close of business on February 28, 2005, there was approximately $127 Million outstanding in capital of the Fund, represented by Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $20,000,000 of Interests that are tendered and not withdrawn as described in ITEM 1, subject to any extension of the Offer.

         (c) Interests are not traded in any market and any transfer thereof is strictly limited by the terms of the LLC Agreement.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The name of the filing person is Advantage Advisers Whistler Fund, L.L.C. The Fund's principal executive office is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225. The investment adviser of the Fund is Advantage Advisers Management, L.L.C. (the "Adviser"). The principal executive office of the Adviser is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225. The Fund's managers (the "Managers" or "Board of Managers" as the context requires) are Jesse H. Ausubel, Lawrence Becker, James E. Buck, Bryan McKigney, Luis F. Rubio and Janet L. Schinderman. Their address is c/o Advantage Advisers Management, L.L.C., 200 Park Avenue, 24th Floor, New York, New York 10166.

ITEM 4.  TERMS OF THIS TENDER OFFER.

         (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to $20,000,000 of Interests that are tendered by Members and not withdrawn as described in ITEM 1. The initial expiration date of the Offer is 12:00 midnight, Eastern Time, on Friday, April 29, 2005 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                 (ii) The purchase price of Interests tendered to the Fund for purchase will be their net asset value as of the Valuation Date if the Offer expires on the Initial Expiration Date or, if the Offer is extended, on the last business day of the month following the month in which the Offer expires.

                 Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. Each Member that tenders its entire Interest or a portion thereof that is accepted for purchase by the Fund will be given a non-interest bearing, non-transferable promissory note, (the "Note") within ten calendar days of the acceptance of the Member's Interest. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased by the Fund (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date.

                 If a Member tenders its entire Interest, the Note will entitle the Member to receive an initial payment in an amount equal to at least 95% of the unaudited net


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


asset value of the Interest tendered and accepted for purchase by the Fund, less any incentive allocation payable to the Adviser (the "Incentive Allocation"), determined as of the Valuation Date (the "Initial Payment"). Payment of this amount will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle a Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of
(a) the net asset value of the Interest tendered by the Member and accepted by the Fund for purchase as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing brokerage account and will pay any interest actually earned thereon PRO RATA to the Members whose Interests have been repurchased. The Contingent Payment (plus any interest earned) will be payable within ten calendar days after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2006, the fiscal year end of the Fund.

                 A Member that tenders for purchase only a portion of such Member's Interest will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund. Payment pursuant to the Note will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Member will be required to maintain a capital account balance equal to the greater of: (1) the current minimum initial investment requirement imposed by the Fund, net of the Incentive Allocation, if any, that would be debited against the Member's capital account if the date of purchase of the Interest or portion thereof were a date on which an Incentive Allocation would otherwise be made (the "Tentative Incentive Allocation"); or (2) the amount of the Tentative Incentive Allocation.

                 The Note, pursuant to which Members will receive payment for tendered Interests, will be deposited directly into the tendering Member's brokerage account. Any cash payment due pursuant to the Note will be made by wire transfer directly to the tendering Member's brokerage account and will be subject upon withdrawal from such account to any fees that the broker would customarily assess upon the withdrawal of cash from such brokerage account. The Note will be held in the Member's brokerage account through which the Member invested in the Fund.

                 Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, in each case, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

                 A copy of: (a) the Cover Letter to the Offer and Letter of Transmittal; (b) the Offer; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members that will be sent in connection with


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


the Fund's acceptance of tenders of Interest, are attached hereto as Exhibits A, B, C, D and E, respectively.

                 (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Friday, April 29, 2005.

                 (iv) Not applicable.

                 (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period, the purchase price for the tendered Interests will be determined by calculating the estimated net asset value of such Interests as of the close of business on the last business day of the month after the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in
Section 7 of the Offer and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or
(c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                 (vi) A tender of Interests may be withdrawn at any time before the Expiration Date and, if Interests have not then been accepted for purchase by the Fund, at any time after Friday, May 27, 2005, 40 business days from the commencement of the Offer.

                 (vii) Members wishing to tender Interests pursuant to the Offer should either: (a) mail a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Robert Diaczuk, at the address set forth on page 2 of the Offer; or (b) fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Robert Diaczuk, at the fax numbers set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Fund recommends that all documents be submitted to PFPC by certified mail, return receipt requested or by facsimile transmission.

                 Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in ITEM 4(vi). To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers indicated on page 2 of the Offer. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Interests, Interests may be tendered again prior to the Expiration Date by following the procedures described above.

                 (viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when, it gives written notice to the tendering Member of its election to purchase such Member's Interest.

                 (ix) If more than $20,000,000 of Interests are duly tendered to the Fund prior to the Expiration Date and not withdrawn, the Fund will in its sole discretion take one or more of the following actions: (a) accept additional Interests in accordance with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                 (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on May 1, 2005 and thereafter from time to time.

                 (xi) Not applicable.

                 (xii) The following discussion is a general summary of the Federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Each Member should consult their own tax advisers for a complete description of the tax consequences to such Member of a purchase of their Interests by the Fund pursuant to the Offer.

                 In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund generally may recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

         (a) (2) Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The Fund's Confidential Memorandum dated July 2003, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders. Accordingly, this Offer is made pursuant to such a determination by the Board of Managers. The Fund has previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 2000, December 31, 2001, June 30, 2002, December 31, 2002, June 30, 2003, December 31, 2003, June
30, 2004 and December 31, 2004. Those have been the only tender offers made by the Fund.

         The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any Manager or any person controlling the Fund or controlling the Adviser or any Manager; and
(ii) any person, with respect to Interests. However, the LLC Agreement provides that the Fund shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Fund has not been purchased within a period of two years of the request.

ITEM 6.  PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF
         THE ISSUER OR AFFILIATE.

         (a) The purpose of the Offer is to provide liquidity to Members that hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

         (b) Interests that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of May 1, 2005 and on the first day of each month thereafter, but is under no obligation to do so.

         (c) Effective as of September 10, 2004, Marshall Dornfeld resigned as Manager, and effective as of November 30, 2004, Bryan McKigney was appointed to serve as Manager.

         Other than the aforementioned, the Fund, the Adviser and the Board of Managers do not have any plans or proposals that relate to or would result in:
(1) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund), or the disposition of Interests; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests to be acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A ss. 229.1006 (c) are not applicable to the Fund.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The Fund expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $20,000,000 (unless the Fund elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds from the sale of and/or delivery of securities and portfolio assets held by the Fund; and (iii) possibly borrowings, as described in paragraph (b), below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Notes as described above.

         (b) Neither the Fund, nor the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to finance all or a portion of the purchase price for Interests, subject to compliance with applicable law. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, withdrawal of its capital from the investment funds in which it has invested, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Adviser is entitled under the terms of the LLC Agreement to receive, subject to certain limitations, an incentive allocation, as specified in the LLC Agreement and described in the Confidential Memorandum.

         (b) Other than the acceptance of subscriptions for Interests as of March 1, 2005 and April 1, 2005, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Manager or any person controlling the Fund, the Adviser or any Manager.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

         (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

         Audited financial statements for the year ended March 31, 2003 previously filed on EDGAR on Form N-30D on June 6, 2003;

         Audited financial statements for the year ended March 31, 2004 previously filed on EDGAR on Form N-CSR on June 3, 2004;

         Unaudited financial statements for the period ending September 30, 2004 previously filed on EDGAR on Form N-CSR on December 6, 2004.

             (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares and consequently does not have earnings per share information.

             (3) Not applicable.

             (4) The Fund does not have shares and consequently does not have book value per share information.

         (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

         (a) (1) None.

             (2) None.

             (3) Not applicable.

             (4) Not applicable.

             (5) None.

         (b) None.

ITEM 12. EXHIBITS.

         Reference is hereby made to the following exhibits which collectively constitute the Offer to Purchase and is incorporated herein by reference:

         A. Cover Letter to the Offer and Letter of Transmittal.

         B. The Offer to Purchase.

         C. Form of Letter of Transmittal.

         D. Form of Notice of Withdrawal of Tender.

         E. Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.

                                        By:   Board of Managers

                                              By: ________________________
                                                  Name:  Bryan McKigney
                                                  Title: Manager

April 1, 2005

                                  EXHIBIT INDEX

EXHIBIT

A    Cover Letter to Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters from the Fund to Members in connection with the Fund's acceptance of tenders of Interests.

                                    EXHIBIT A


               Cover Letter to the Offer and Letter of Transmittal

                                [Fund Letterhead]

       IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
                   AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
            THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

April 1, 2005

Dear Advantage Advisers Whistler  Fund, L.L.C. Member:

         We are writing to inform you of important dates relating to a tender offer by Advantage Advisers Whistler Fund, L.L.C. (the "Fund"). If you are not interested in redeeming your limited liability company interest in the Fund ("Interest" or "Interests" as the context requires) at this time, please disregard this notice and take no action.

         The tender offer period will begin on Friday, April 1, 2005 and end at 12:00 midnight, Eastern Time, on Friday, April 29, 2005. The purpose of the tender offer is to provide liquidity to members of the Fund that hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

         Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax so that it arrives no later than 12:00 midnight, Eastern Time, on Friday, April 29, 2005. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

         All tenders of Interests must be received by the Fund's Administrator, PFPC Inc., either by mail or by fax in good order by 12:00 midnight, Eastern Time, Friday, April 29, 2005.

         If you have any questions, please refer to the attached Offer document, which contains additional important information about the tender offer, or call your Financial Advisor or Robert Diaczuk at our Administrator at (888) 697-9661 or (866) 306-0232.

Sincerely,

Advantage Advisers Whistler  Fund, L.L.C.

                                    EXHIBIT B


                              The Offer to Purchase


                    ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.
                                 200 PARK AVENUE
                                   24TH FLOOR
                            NEW YORK, NEW YORK 10166

               OFFER TO PURCHASE UP TO $20,000,000 OF OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                               DATED APRIL 1, 2005

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
            12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, APRIL 29, 2005,
                          UNLESS THE OFFER IS EXTENDED

To the Members of
Advantage Advisers Whistler Fund, L.L.C.:

         Advantage Advisers Whistler Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer and the related Letter of Transmittal (which together constitute the "Offer") up to $20,000,000 of interests in the Fund or portions thereof pursuant to tenders by members of the Fund ("Members") at a price equal to their net asset value as of June 30, 2005, if the Offer expires on April 29, 2005. If the Fund elects to extend the tender period, the purchase price for the tendered Interests will be determined by calculating the estimated net asset value of such Interests as of the close of business on the last business day of the month after the month in which the tender offer actually expires. (As used in this Offer, the term "Interest" or "Interests" as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.) This Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's First Amended and Restated Limited Liability Company Agreement dated as of June 5, 2003.

         Members should realize that the value of the Interests tendered in this Offer likely will change between February 28, 2005 (the last time net asset value was calculated) and June 30, 2005, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests. Members tendering their Interest should also note that they will remain Members in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through June 30, 2005, the valuation date of the Offer when the net asset value of their Interests is calculated. Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact PFPC Inc., at the telephone numbers or

Advantage Advisers Whistler Fund, L.L.C.


address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         Members desiring to tender all or any portion of their Interests in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and either mail or fax it to the Fund in the manner set forth in Section 4, below.

                                    IMPORTANT

         THE FUND, ITS ADVISER AND ITS BOARD OF MANAGERS DO NOT MAKE ANY RECOMMENDATION TO ANY MEMBER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. MEMBERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

         BECAUSE EACH MEMBER'S  INVESTMENT  DECISION IS A PERSONAL ONE, BASED ON
ITS  FINANCIAL  CIRCUMSTANCES,  NO  PERSON  HAS  BEEN  AUTHORIZED  TO  MAKE  ANY
RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER MEMBERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

         Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Fund's service agent:

                            PFPC Inc.
                            P.O. Box 219
                            Claymont, Delaware 19703
                            Attn:  Robert Diaczuk

                            Phone:  (888) 697-9661
                                    (866) 306-0232

                            Fax:    (302) 791-3105
                                    (302) 793-8132

Advantage Advisers Whistler Fund, L.L.C.


                                TABLE OF CONTENTS


1.  Background and Purpose of the Offer........................................6
2.  Offer to Purchase and Price................................................7
3.  Amount of Tender...........................................................8
4.  Procedure for Tenders......................................................8
5.  Withdrawal Rights..........................................................9
6.  Purchases and Payment......................................................9
7.  Certain Conditions of the Offer...........................................11
8.  Certain Information About the Fund........................................12
9.  Certain Federal Income Tax Consequences...................................12
10. Treasury Regulations......................................................13
11. Miscellaneous.............................................................13

Advantage Advisers Whistler Fund, L.L.C.


                               SUMMARY TERM SHEET

         o As stated in the offering documents of Advantage Advisers Whistler Fund, L.L.C. (hereinafter "we" or the "Fund"), we will purchase your limited liability company interests
                  ("Interest" or "Interests" as the context requires) at their net asset value (that is, the value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to redeem). This offer (the "Offer") will remain open until 12:00 midnight, Eastern Time, on Friday, April 29, 2005, unless the Offer is extended (the "Expiration Date"). The net asset value will be calculated for this purpose on June 30, 2005 or, if the Offer is extended, on the last business day of the month following the month in which the Offer actually expires (the "Valuation Date").

         o The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the net asset value calculation of the Interests during the Fund's audit for its fiscal year ending March 31, 2006, which the Fund expects will be completed by the end of May 2006 and that net asset value will be used to determine the final amount paid for tendered Interests.

         o You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or a portion of your Interest above the minimum required capital account balance. If you tender your entire Interest (or a portion of your Interest) and we purchase that Interest, we will give you a non-interest bearing, non-transferable promissory note (the "Note") that will be held in your brokerage account through which you invested in the Fund and will entitle you to an amount equal to the net asset value of the Interest tendered (valued in accordance with the Fund's First Amended and Restated Limited Liability Company Agreement dated June 5, 2003 (the "LLC Agreement")), determined as of June 30, 2005 (or if the Offer is extended, the net asset value determined on the Valuation Date), less any incentive allocation payable to Advantage Advisers Management, L.L.C. (the "Adviser").

         o If you tender your entire Interest, the Note will entitle you to an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement ) equal to at least 95% of the unaudited net asset value of the Interest (the "Initial Payment") which will be paid to your brokerage account within 30 calendar days after the Valuation Date or, if we have requested withdrawals of capital from any investment funds in order to finance the purchase of Interests, ten business days after we have received at least 95% of the total amount withdrawn from such investment funds.

         o The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (b) the Initial Payment.

Advantage Advisers Whistler Fund, L.L.C.


                  The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing brokerage account and will pay any interest actually earned thereon PRO RATA to the Members whose Interests have been repurchased. The Contingent Payment (plus any interest earned) will be paid within ten calendar days after the completion of the Fund's next annual audit.

         o If you tender only a portion of your Interest, the Note will entitle you to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the unaudited net asset value of the Interest and will be paid to your brokerage account within 30 calendar days after the Valuation Date or, if we have requested withdrawals of capital from any investment funds in order to fund the purchase of Interests, within ten business days after we have received at least 95% of the total amount withdrawn from such investment funds.

         o If you tender only a portion of your Interest, you will be required to maintain a capital account balance equal to the greater of: (1) the current minimum initial investment requirement imposed by the Fund, net of any incentive allocation payable to the Adviser, that would be deducted from your capital account if the Valuation Date were a date on which an incentive allocation would otherwise be made (the "Tentative Incentive Allocation") or (2) the amount of the Tentative Incentive Allocation. We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance.

         o If we accept the tender of your entire Interest or a portion of your Interest, we will pay the proceeds from: cash on hand, withdrawals of capital from the investment funds in which we have invested, the proceeds from the sale of and/or delivery of portfolio securities held by the Fund and/or delivery through borrowing if the Offer is extended (which we do not intend to do).

         o Following this summary is a formal notice of our offer to purchase your Interests (the "Offer"). Our Offer remains open to you until 12:00 midnight, Eastern Time, on Friday, April 29, 2005, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tender of your Interest. You will also have the right to withdraw the tender of your Interest at any time after Friday, May 27, 2005, 40 business days from the commencement of the Offer, assuming your Interest has not yet been accepted for purchase by the Fund.

         o If you would like us to purchase your Interest or a portion of your Interest, you should (i) mail the Letter of Transmittal (enclosed with the Offer), to PFPC Inc. at P.O. Box 219, Claymont, Delaware 19703, attention Robert Diaczuk; or (ii) fax it to PFPC Inc. at (302) 791-3105 or (302) 793-8132, so
                  that it is received before 12:00 midnight, Eastern Time, on Friday, April 29, 2005. Of course, the value of your Interests will change between February 28, 2005 (the last time net asset value was calculated) and June 30, 2005 when the

Advantage Advisers Whistler Fund, L.L.C.


                  value of your investment will be determined for purposes of calculating the purchase price for Interests.

         o If you would like to obtain the estimated net asset value of your Interests, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact PFPC Inc. at (888) 697-9661 or (866) 306-0232 or at the address listed above on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         o Please note that just as you have the right to withdraw the tender of your Interest, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on Friday, April 29, 2005. Also realize that although the Offer expires at 12:00 midnight, Eastern Time, Friday, April 29, 2005, you will remain a member of the Fund with respect to the Interest you tendered that is accepted for purchase by the Fund through June 30, 2005, when the net asset value of your Interest is calculated.

         1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of this offer to purchase interests ("Offer") is to provide liquidity to members of the Fund (each, a "Member" and collectively, the "Members") which hold Interests, as contemplated by and in accordance with the procedures set forth in the Fund's Confidential Memorandum dated July 2003, as supplemented (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for
Interests,  provide  that the  board of  managers  of the Fund  (the  "Board  of
Managers")  has the  discretion  to  determine  whether  the Fund will  purchase
Interests from time to time from Members pursuant to written tenders. Accordingly, this Offer is made pursuant to such a determination by the Board of Managers. The Fund has previously offered to purchase Interests from Members pursuant to written tenders effective as of December 31, 2000, December 31, 2001, June 30, 2002, December 31, 2002, June 30, 2003, December 31, 2003, June
30, 2004 and December 31, 2004. Those have been the only tender offers made by the Fund.

         The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Interests. Members that retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Members that do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on May 1, 2005 and thereafter from time to time.

         Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the

Advantage Advisers Whistler Fund, L.L.C.


Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of May 1, 2005 and on the first day of each month thereafter, but is under no obligation to do so.

         2. OFFER TO PURCHASE AND PRICE. The Fund will, on the terms and subject to the conditions of the Offer, purchase up to $20,000,000 of those outstanding Interests that are properly tendered by Members and not withdrawn (in accordance with Section 5 below) prior to the Expiration Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its net asset value on the Valuation Date, payable as set forth in Section 6. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. In order to illustrate the volatility of the Fund during the past two years, as of the close of business on February 28, 2005, the unaudited net asset value of an Interest corresponding to a capital contribution of $150,000 on the following closing dates of the Fund was as follows:


                                                       YOUR UNAUDITED
               IF YOU INVESTED $150,000              NET ASSET VALUE AS OF
            ON THE FOLLOWING CLOSING DATE:       FEBRUARY 28, 2005 WOULD BE:
          ---------------------------------  -----------------------------------

                   January 1, 2003                   $169,814.13
                   February 1, 2003                  $168,756.85
                   March 1, 2003                     $168,151.45
                   April 1, 2003                     $168,280.12
                   May 1, 2003                       $167,612.53
                   June 1, 2003                      $165,834.93
                   July 1, 2003                      $164,528.79
                   August 1, 2003                    $164,360.10
                   September 1, 2003                 $164,273.43
                   October 1, 2003                   $163,040.30
                   November 1, 2003                  $162,042.55
                   December 1, 2003                  $161,353.74
                   January 1, 2004                   $159,540.89
                   February 1, 2004                  $157,195.61
                   March 1, 2004                     $155,508.48
                   April 1, 2004                     $155,905.98
                   May 1, 2004                       $156,296.54
                   June 1, 2004                      $156,662.60
                   July 1, 2004                      $156,851.15
                   August 1, 2004                    $158,309.07
                   September 1, 2004                 $158,167.44
                   October 1, 2004                   $156,758.64
                   November 1, 2004                  $155,735.49
                   December 1, 2004                  $152,738.93
                   January 1, 2005                   $150,639.26
                   February 1, 2005                  $151,052.54

         As of the close of business on February 28, 2005, there was approximately $127 Million outstanding in capital of the Fund held in Interests (based on the unaudited net asset value of such Interests). MEMBERS MAY OBTAIN MONTHLY ESTIMATED NET ASSET VALUE INFORMATION, WHICH THE FUND CALCULATES BASED UPON THE INFORMATION IT RECEIVES FROM THE MANAGERS OF THE INVESTMENT FUNDS IN WHICH THE FUND INVESTS, UNTIL THE EXPIRATION OF THE OFFER, BY CONTACTING PFPC INC. ("PFPC") AT THE TELEPHONE NUMBERS OR ADDRESS SET FORTH ON PAGE 2, MONDAY THROUGH FRIDAY, EXCEPT HOLIDAYS, DURING NORMAL BUSINESS HOURS OF 9:00 A.M. TO 5:00 P.M. (EASTERN TIME).

Advantage Advisers Whistler Fund, L.L.C.


         3. AMOUNT OF TENDER. Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Member that tenders for purchase only a portion of such Member's Interest shall be required to maintain a capital account balance equal to the greater of: (i) the current minimum initial investment requirement imposed by the Fund, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Member and credited to the Special Advisory Member Account of the Adviser on the Valuation Date (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an Incentive Allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Fund reserves the right to reduce the amount to be purchased from such Member so that the required minimum balance is maintained. The Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered.

         If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $20,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $20,000,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will in its sole discretion take one or more of the following actions: (a) accept additional Interests in accordance with Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

         4. PROCEDURE FOR TENDERS. Members wishing to tender Interests pursuant to the Offer should mail or fax a completed and executed Letter of Transmittal to PFPC, to the attention of Robert Diaczuk, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Robert Diaczuk, at one of the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date.

         The Fund recommends that all documents be submitted to PFPC via certified mail, return receipt requested or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address or telephone numbers set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined

Advantage Advisers Whistler Fund, L.L.C.


by the Fund, in its sole discretion, and such determination shall be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. The Fund, the Adviser and the Board of Managers shall not be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

                  5. WITHDRAWAL RIGHTS. Any Member tendering an Interest pursuant to this Offer may withdraw its tender at any time prior to or on the Expiration Date and, if such Member's Interest is not yet accepted for purchase by the Fund, at any time after May 27, 2005, 40 business days from the commencement of the Offer. To be effective, any notice of withdrawal of a tender must be timely received by PFPC at the address or fax numbers set forth on page
2. A form to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal of a tender will be determined by the Fund, in its sole discretion, and such determination shall be final and binding. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

         6. PURCHASES AND PAYMENT. For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as if, and when, it gives written notice to the tendering Member of its election to purchase such Interest.

         Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. Each Member that tenders its entire Interest or a portion thereof that is accepted for purchase will be given a non-interest bearing, non-transferable promissory note, (the "Note") within ten calendar days of the acceptance of the Member's Interest. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the net asset value of the Fund's assets as of that date, after giving effect to all allocations to be made as of that date.

         If a Member tenders its entire Interest, the Note will entitle the Member to receive an initial payment in an amount equal to at least 95% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, less any incentive allocation payable to the Adviser (the "Incentive Allocation"), determined as of the Valuation Date (the "Initial Payment"). Payment of this amount will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least

Advantage Advisers Whistler Fund, L.L.C.


95% of the aggregate amount withdrawn by the Fund from such investment funds. The Note will also entitle a Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Fund for purchase as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Fund's financial statements, over (b) the Initial Payment. The Fund will deposit the aggregate amount of the Contingent Payments in a separate, interest bearing brokerage account and will pay any interest actually earned thereon PRO RATA to the Members whose Interests have been repurchased. The Contingent Payment (plus any interest earned) will be payable within ten calendar days after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed within 60 days after March 31, 2006, the fiscal year end of the Fund.

         A Member that tenders for purchase only a portion of such Member's Interest will receive a Note that will entitle the Member to a payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 100% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Fund. Payment pursuant to the Note will be made within 30 calendar days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. The Member will be required to maintain a capital account balance equal to the greater of: (1) the current minimum initial investment requirement imposed by the Fund, if any, that would be debited against the Member's capital account if the date of purchase of the Interest or portion thereof were a date on which an Incentive Allocation would otherwise be made (the "Tentative Incentive Allocation") or (2) the amount of the Tentative Incentive Allocation.

         The Note, pursuant to which Members will receive payment for tendered Interests, will be deposited directly into the tendering Member's brokerage account through which the Member invested in the Fund. Any cash payment due pursuant to the Note will be made by wire transfer directly to the tendering Member's brokerage account and will be subject upon withdrawal from such account to any fees that the broker would customarily assess upon the withdrawal of cash from such brokerage account.

         Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, in each case, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Fund determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

         It is expected that cash payments for Interests acquired pursuant to the Offer which will not exceed $20,000,000, (unless the Fund elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) withdrawal of capital from the investment funds in which the Fund invests; (c) the proceeds of the sale of securities and portfolio assets held by the Fund; and/or (d) possibly borrowings, as described below. The Fund will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Notes, as described above. Neither the Fund, nor the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests

Advantage Advisers Whistler Fund, L.L.C.


tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to finance any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Fund finances any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be made from additional funds contributed to the Fund by existing and/or new Members, withdrawal of capital from the investment funds in which it has invested or from the proceeds of the sale of securities and portfolio assets held by the Fund.

         7. CERTAIN CONDITIONS OF THE OFFER. The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Fund elects to extend the tender period, the purchase price for the tendered Interests will be determined by calculating the estimated net asset value of such Interests as of the close of business on the last business day of the month after the month in which the tender offer actually expires. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

         The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer. However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

         8. CERTAIN INFORMATION ABOUT THE FUND. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability

Advantage Advisers Whistler Fund, L.L.C.


company. The principal office of the Fund is located at 200 Park Avenue, 24th Floor, New York, New York 10166 and the telephone number is (212) 667-4225. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

         Effective as of September 10, 2004, Marshall Dornfeld resigned as Manager, and effective as of November 30, 2004, Bryan McKigney was appointed to serve as Manager.

         Other than the aforementioned, the Fund does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the Adviser or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Managers determines may be necessary or appropriate to finance any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

         Other than the acceptance of subscriptions for Interests as of March 1, 2005 and April 1, 2005, there have been no transactions involving Interests that were effected during the past 60 business days by the Fund, the Adviser, any Member or any person controlling the Fund or the Adviser or controlling any Member.

         The Adviser of the Fund is entitled under the terms of the LLC Agreement to receive, subject to certain limitations, the Incentive Allocation, as specified in the LLC Agreement and described in the Confidential Memorandum.

         9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the Federal income tax consequences of the purchase of Interests by the Fund from Members pursuant to the Offer. Each Member should consult their own tax advisers for a complete description of the tax consequences to such Member of a purchase of their Interests by the Fund pursuant to the Offer.

         In general, a Member from which an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Fund in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for

Advantage Advisers Whistler Fund, L.L.C.


income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member that has its entire Interest purchased by the Fund may generally recognize a loss, but only to the extent that the amount of consideration received from the Fund is less than the Member's then adjusted tax basis in such Member's Interest.

         10. TREASURY REGULATIONS. Treasury Regulations require taxpayers that participate in "reportable transactions" to disclose such participation to the Internal Revenue Service (the "Service") (by attaching Form 8886 to their tax returns and filing a copy of that Form with the IRS Office of Tax Shelter Analysis) and comply with certain document retention requirements. In addition, certain organizers and sellers of such a transaction are required to maintain records, including lists identifying investors in the transaction, and must furnish those records to the Service upon demand. A transaction may be a "reportable transaction" based on any of several criteria, one or more of which may be present with respect to an investment in or by the Fund or the tender of Interests. These regulations are directed towards "tax shelters," however, they are quite broad and may encompass transactions that typically would not be considered "tax shelters." Investors should consult their own tax advisors concerning any possible disclosure obligation they may have with respect to their investment in the Fund and any tender of Interests and should be aware that the Fund (and perhaps other participants in the transaction) intends to comply with the disclosure and investor list maintenance requirements to the extent the Fund determines them to apply with respect to this transaction and/or its investments.

         Notwithstanding any other provision or statement in any offering document of the Fund (including the Subscription Document, the Confidential Memorandum and the LLC Agreement), an investor (and each employee, representative or other agent of the Investor) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the Fund, the offering of its interests and this Offer and all materials of any kind (including opinions or other tax analyses) that are provided to the investor relating to such tax treatment and tax structure. For the avoidance of doubt, this authorization is not intended to permit disclosure of the names of, or other identifying information regarding, the participants in the transaction, or of any information or the portion of any materials not relevant to the tax treatment or tax structure of the transaction.

         11. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

         The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Fund by contacting PFPC at the address and telephone numbers set forth on page 2 or from the Securities and

Advantage Advisers Whistler Fund, L.L.C.


Exchange Commission's internet web site, HTTP://WWW.SEC.GOV. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

                                     ANNEX A

                              Financial Statements

         Audited financial statements for the year ended March 31, 2003 previously filed on EDGAR on Form N-30D on June 6, 2003;

         Audited financial statements for the year ended March 31, 2004 previously filed on EDGAR on Form N-CSR on June 3, 2004;

         Unaudited financial statements for the period ending September 30, 2004 previously filed on EDGAR on Form N-CSR on December 6, 2004.

                                    EXHIBIT C


                              LETTER OF TRANSMITTAL

                                    Regarding
                                    Interests
                                       In

                    ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.


                   Tendered Pursuant to the Offer to Purchase
                               Dated April 1, 2005


        ----------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
            RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON
              FRIDAY, APRIL 29, 2005, UNLESS THE OFFER IS EXTENDED.

        -----------------------------------------------------------------


        COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN BY MAIL OR FAX TO:

                                    PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703

                              Attn: Robert Diaczuk


                           For additional information:

                              Phone: (888) 697-9661
                                     (866) 306-0232

                              Fax:   (302) 791-3105
                                     (302) 793-8132

                    ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.




Ladies and Gentlemen:

         The undersigned hereby tenders to Advantage Advisers Whistler Fund, L.L.C., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest (hereinafter the "Interest" or "Interests" as the context requires) in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated April 1, 2005, receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY THE FUND, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

         The undersigned hereby sells to the Fund the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

         The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests or portions thereof tendered hereby.

         A promissory note for the purchase price will be deposited into the undersigned's brokerage account as described in section 6 of the Offer. The initial payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by wire transfer of the funds to the undersigned's brokerage account as described in Section 6 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from such account, the broker may subject such withdrawal to any fees that the broker would customarily assess upon the withdrawal of cash from such brokerage account. (Any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Fund.)

         The promissory note will also reflect the Contingent Payment portion of the purchase price, if any, as described in Section 6 of the Offer to Purchase. Any Contingent Payment of cash due pursuant to the Note will also be deposited directly to the undersigned's brokerage account and, upon a withdrawal of such cash from such account, the broker may impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account. The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited net asset value of the Fund as of June 30, 2005, subject to an extension of the Offer as described in Section 7. The Contingent Payment portion of the purchase price, if any, will be determined upon completion of the audit of the Fund's financial statements which is anticipated to be completed not later than 60 days after March 31, 2006, the Fund's fiscal year end, and will be paid within ten calendar days thereafter.

         All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

                    ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.


         PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO: PFPC INC., P.O. BOX 219, CLAYMONT, DE 19703, ATTN: ROBERT DIACZUK. FOR ADDITIONAL
INFORMATION:  PHONE:  (888)  697-9661 OR (866)  306-0232 FAX:  (302) 791-3105 OR
(302) 793-8132

PART 1.   NAME AND ADDRESS:

          Name of Member:
                                    --------------------------------------------
          Social Security No.
          or Taxpayer
          Identification No.:
                                    ---------------------------------

          Telephone Number:         (   )
                                    ---------------------------------

PART 2.   AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE FUND BEING
          TENDERED:

          [ ]   Entire limited liability company interest.

          [ ] Portion of limited liability company interest expressed as a specific dollar value. (A minimum interest with a value greater than: (a) the current minimum initial investment requirement imposed by the Fund, net of the incentive allocation or net of the tentative incentive allocation; or (b) the tentative incentive allocation, must be maintained (the "Required Minimum Balance").

                           $___________________

          [ ] Portion of limited liability company interest in excess of the Required Minimum Balance.

                *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Fund may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.   PAYMENT.

         CASH PAYMENT

         Cash payments will be wire transferred directly to the undersigned's brokerage account. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments wired directly to the undersigned's brokerage account, upon a withdrawal of such cash payment from such account, the broker may impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.

         PROMISSORY NOTE

         The promissory note reflecting both the initial and contingent payment portion of the purchase price, if applicable, will be deposited directly to the undersigned's brokerage account. The undersigned hereby represents and warrants that the undersigned understands that any payment of cash due pursuant to the promissory note will also be deposited directly to the undersigned's brokerage account, and, upon a withdrawal of such cash from such account, the broker may impose such fees as it would customarily assess upon the withdrawal of cash from such brokerage account.

                    ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.


PART 4.   SIGNATURE(S).

--------------------------------------------------------------------------------

FOR INDIVIDUAL INVESTORS                  FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------      ------------------------------------
Signature                                 Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
 APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------      ------------------------------------
Print Name of Investor                    Signature
                                          (SIGNATURE OF OWNER(S) EXACTLY AS
                                           APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------      ------------------------------------
Joint Tenant Signature if necessary       Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
 APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------      ------------------------------------
Print Name of Joint Tenant                Co-signatory if necessary
                                          (SIGNATURE OF OWNER(S) EXACTLY AS
                                           APPEARED ON SUBSCRIPTION AGREEMENT)


                                          ------------------------------------
                                          Print Name and Title of Co-signatory

--------------------------------------------------------------------------------

Date:
         ---------------------------

                                    EXHIBIT D


                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in


                    ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.


                   Tendered Pursuant to the Offer to Purchase
                               Dated April 1, 2005


        ----------------------------------------------------------------

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
            RECEIVED BY THE FUND BY, 12:00 MIDNIGHT, EASTERN TIME, ON
              FRIDAY, APRIL 29, 2005, UNLESS THE OFFER IS EXTENDED.

        ----------------------------------------------------------------

          COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN OR DELIVER TO:

                                    PFPC Inc.
                                  P.O. Box 219
                               Claymont, DE 19703

                              Attn: Robert Diaczuk


                           For additional information:

                              Phone: (888) 697-9661
                                     (866) 306-0232

                              Fax:   (302) 791-3105
                                     (302) 793-8132

                    ADVANTAGE ADVISERS WHISTLER FUND, L.L.C.



Ladies and Gentlemen:

         The undersigned wishes to withdraw the tender of its limited liability company interest in ADVANTAGE ADVISERS WHISTLER FUND, L.L.C. (the "Fund"), or the tender of a portion of such interests, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated
_____________________.

Such tender was in the amount of:

      [ ]    Entire limited liability company interest.

      [ ] Portion of limited liability company interest expressed as a specific dollar value.

                               $_________________

      [ ] Portion of limited liability company interest in excess of the Required Minimum Balance.

         The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Fund (or portion of such interest) previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S).

--------------------------------------------------------------------------------

FOR INDIVIDUAL INVESTORS                  FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------      ------------------------------------
Signature                                 Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS
 APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------      ------------------------------------
Print Name of Investor                    Signature
                                          (SIGNATURE OF OWNER(S) EXACTLY AS
                                           APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------      ------------------------------------
Joint Tenant Signature if necessary       Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS
 APPEARED ON SUBSCRIPTION AGREEMENT)


------------------------------------      ------------------------------------
Print Name of Joint Tenant                Co-signatory if necessary
                                          (SIGNATURE OF OWNER(S) EXACTLY AS
                                           APPEARED ON SUBSCRIPTION AGREEMENT)


                                          ------------------------------------
                                          Print Name and Title of Co-signatory

--------------------------------------------------------------------------------

Date:
         ---------------------------

                                    EXHIBIT E


                         Forms of letters from the Fund
          to Members in connection with acceptance of offers of tender

THESE LETTERS ARE BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE FUND.

                                             May 9, 2005


Dear Member:

         Advantage Advisers Whistler Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of your limited liability company interest in the Fund.

         Because you have tendered and the Fund has purchased your entire investment, you have been paid a note (the "Note") entitling you to receive an initial payment of at least 95% of the estimated purchase price based on the unaudited net asset value of the Fund as of June 30, 2005, in accordance with the terms of the tender offer. A cash payment in this amount will be wired directly into your brokerage account through which you invested in the Fund by July 8, 2005 unless the valuation date of the Interests has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested, in accordance with the terms of the tender offer.

         The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Fund's fiscal year-end audit for the year ending March 31, 2006 and is subject to year-end audit adjustment. This amount, will be paid within ten calendar days after the conclusion of the fiscal year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer and will be wired directly into your brokerage account. We expect the audit to be completed by the end of May 2006.

         Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (888) 697-9661 or (866) 306-0232.

                                       Sincerely,

                                       Advantage Advisers Whistler Fund, L.L.C.

                                [Fund Letterhead]

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE
FUND.

                                        July 29, 2005


Dear Member:

         Advantage Advisers Whistler Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a limited liability company interest in the Fund. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in the Fund and the manner in which payment of the purchase price is being distributed, in accordance with the terms of the tender offer.

         Because you have tendered and the Fund has purchased your entire investment, you have been paid at least 95% of the purchase price based on the estimated unaudited net asset value of the Fund as of June 30, 2005, in accordance with the terms of the tender offer. A cash payment in this amount has been wired directly into your brokerage account through which you invested in the Fund.

         The balance of the purchase price will be paid to you after the completion of the Fund's 2005 year-end audit and is subject to year-end audit adjustment. This amount, together with interest, will be paid within ten calendar days after the conclusion of the year-end audit, or on such earlier date as the Fund's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2006.

         Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (888) 697-9661 or (866) 306-0232.

                                        Sincerely,

                                        Advantage Advisers Whistler Fund, L.L.C.


Enclosure

THESE LETTERS ARE BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.

                                               May 9, 2005


Dear Member:

         Advantage Advisers Whistler Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest in the Fund.

         Because you have tendered and the Fund has purchased a portion of your investment, you have been paid a note (the "Note") entitling you to receive a payment of 100% of the purchase price based on the estimated unaudited net asset value of the Fund as of June 30, 2005, in accordance with the terms of the tender offer. A cash payment in this amount will be wired directly into your brokerage account through which you invested in the Fund by July 8, 2005 unless the valuation date of the Interests has changed, or the Fund has requested a withdrawal of its capital from the investment funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer.

         You remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

         Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (888) 697-9661 or (866) 306-0232.

                                        Sincerely,

                                        Advantage Advisers Whistler Fund, L.L.C.

                                [Fund Letterhead]

THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE FUND.

                                        July 29, 2005


Dear Member:

         Advantage Advisers Whistler Fund, L.L.C. (the "Fund") has received and accepted for purchase your tender of a portion of your limited liability company interest in the Fund. Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of a portion of your interest.

         Since you have tendered only a portion of your investment, you have been paid 100% of the amount requested in cash, provided that your account retains the required minimum balance, in accordance with the terms of the tender offer. The funds were wired directly into your brokerage account through which you invested in the Fund. You remain a member of the Fund with respect to the portion of your interest in the Fund that you did not tender.

         Should you have any questions, please feel free to contact the Fund's Administrator, PFPC Inc., at (888) 697-9661 or (866) 306-0232.

                                        Sincerely,

                                        Advantage Advisers Whistler Fund, L.L.C.

Enclosure